

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2022

Mark Murray
Chief Executive Officer
Jones Soda Co
66 South Hanford Street, Suite 150
Seattle, Washington 98134

> **Re: Jones Soda Co**
> **Registration Statement on Form S-1**
> **Filed March 17, 2022**
> **File No. 333-263641**

Dear Mr. Murray:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew Bond